

07006911

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18486

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2006 (MM/DD/YY) AND ENDING January 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLiney and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 McGee Trafficway
(No. and Street)

Kansas City (City) Missouri (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George J. McLiney, Jr. 816-221-4042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300, Kansas City, Missouri 64111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George J. McLiney Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLiney And Company, as of January 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



HEIDI EARL
Notary Public - Notary Seal
State of Missouri - County of Clay
My Commission Expires May 24, 2010
Commission #06434135

Signature

Pres

Title

Notary Public Heidi Earl

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLiney and Company

Financial Statements

January 31, 2007

McLiney & Company

Financial Statements

Janaury 31, 2007

WEAVER & MARTIN

Board of Directors
McLiney and Company

Independent Auditor's Report

We have audited the balance sheet of McLiney and Company as of January 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of McLiney and Company as of January 31, 2007 in conformity with general accepted accounting principles in the United States.

Weaver & Martin, LLC

Weaver & Martin, LLC
Kansas City, Missouri
March 2, 2007

Certified Public Accountants & Consultan
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

McLiney & Company
Balance Sheet
Janaury 31, 2007

Assets		
Current assets:		
Cash	$	529,494
Cash, segregated account		5,037
Note receivable shareholders		117,600
Interest receivable		4,472
Securities owned at market value		805,751
Prepaid expense		3,658
Total current assets		1,466,012
Furniture and equipment		105,381
Accumulated depreciation		(86,090)
		19,291
	$	1,485,303
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	39,950
Income taxes payable		19,712
Note payable		52,000
Accrued liabilities		18,124
Total current liabilities		129,786
Deferred income tax liability		27,124
Commitments:		
Shareholders' equity:		
Common stock-		
Class A, voting, $1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding		100,000
Class B, voting, $1 par value, 15,000 shares authorized, 5,090 issued and outstanding		5,090
Additional paid-in capital		10,180
Accumulated other comprehensive income		231,298
Retained earnings		1,164,703
		1,511,271
Less treasury stock at cost (14,224 A shares and 3,916 B shares)		(182,878)
Total shareholders' equity		1,328,393
	$	1,485,303

See notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations:
The Company is a broker-dealer, principally in securities of Municipalities, with customers throughout the United States. Management does not believe significant credit risk exists in its sales or receivables.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Furniture and Equipment:
Depreciation is calculated on straight-line and accelerated methods using estimated useful lives of five to ten years.

Securities:
Securities are valued at market and consisted principally of municipal government obligations and marketable securities. The transactions are recorded at the settlement date. As of January 31, 2007, approximately $213,298 of unrealized gains are included in the value of securities owned.

Long-lived Assets:
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of January 31, 2007, there had been no impairment in the carrying value of long-lived assets.

Income Taxes
Deferred income taxes are provided to reflect the timing differences in recording expense and income for financial statement and tax purposes.

1. Summary of Significant Accounting Policies

Nature of Operations:
The Company is a broker-dealer, principally in securities of Municipalities, with customers throughout the United States. Management does not believe significant credit risk exists in its sales or receivables.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Furniture and Equipment:
Depreciation is calculated on straight-line and accelerated methods using estimated useful lives of five to ten years.

Securities:
Securities are valued at market and consisted principally of municipal government obligations and marketable securities. The transactions are recorded at the settlement date. As of January 31, 2007, approximately $213,298 of unrealized gains are included in the value of securities owned.

Long-lived Assets:
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of January 31, 2007, there had been no impairment in the carrying value of long-lived assets.

Income Taxes
Deferred income taxes are provided to reflect the timing differences in recording expense and income for financial statement and tax purposes.

Cash Equivalents:
The Company's cash equivalents consist principally of cash and money market accounts with financial institutions. The investment policy limits the amount of credit exposure of any one financial institution.

Financial Instruments:
The carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

2. Note payable

The Company has a $2,500,000 line of credit with a bank secured by securities inventory and a personal guarantee of the majority shareholder. Interest is payable monthly at the prime rate. On January 31, 2007 the prime rate was 8.25% and fluctuated between 7.25% and 8.25% during the year then ended. As of January 31, 2007 no funds had been borrowed against the line.

On January 1, 2007 the company executed a note payable in exchange for 3,320 shares of Class A company stock. The note bears interest at 10%, payable monthly with the principal payable on demand.

3. Net Capital Requirements and SIPC Assessment

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At January 31, 2007, the Company had a net capital ratio of .1211 to 1.

The annual general assessment reconciliation form (SIPC-7) was waived by the Securities Investor Protection Corporation for the year ended January 31, 2007.

The Company is not required to maintain a special reserve bank account for the exclusive benefit of customers.

4. Pension Plan

The Company has a Savings Incentive Match Plan for Employees (SIMPLE) covering all employees. The Company will match employee contributions up to 3% of compensation. Amounts contributed in fiscal 2007 were approximately $38,000.

5. Commitments

At January 31, 2007, the Company had no when-issued purchase commitments at market for municipal obligations and no when-issued sale commitments.

The Company rents office space under a five-year lease. Rent payments for the year ended January 31, 2007 totaled approximately $17,000. Minimum lease payments are $17,820 for fiscal year 2008 and $4,500 for fiscal year 2009.

6. Income Taxes

The Company's effective income tax rate is lower than would be expected if the federal statutory rate were applied to income before tax, primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes as well as a decrease in the deferred tax liability of $8,000 during the year ended January 31, 2007.

The income tax provision is composed of the following:

Federal – Current year	$ 13,795
Prior years and deferred	(17,606)
State and local	5,917
Net income tax provision	$ 2,106

The Company has capital loss carryforwards of $54,959 as of January 31, 2007. The carryforwards will be used to offset future capital gains or expire $33,635 in 2010 and $21,324 in 2011.

Deferred tax liabilities consist of the following:

Fixed asset depreciation	$ 673
Unrealized gains on securities	34,694
Capital loss carryforwards	(8,243)
	$ 27,124

7. **Related Party Transactions**

Included in notes receivable at January 31, 2007 were two unsecured notes with shareholders. Interest is payable semi-annually at 5% with the principal payable upon demand.

In January 2007 the company purchased 3,320 Class A shares from a related party for $52,000. The transaction was recorded as a purchase of treasury stock.

END